FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 11, 2015

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Second Quarter 2016 Results

-  Company Announces Second Quarter Cash Dividend of $0.035 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 11, 2015) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter ended September 30, 2015.

Net sales for the second quarter ended September 30, 2015 were $12.4 million, an increase of 21.4% compared to net sales of $10.2 million for the quarter ended September 30, 2014. Net sales increased by 48.8% to $7.6 million in the electronic segment and decreased by 5.9% to $4.8 million in the Company’s plastic segment.   The operating loss in the second quarter of fiscal 2016 was $1.0 million, compared to an operating loss of $1.9 million for the same quarter of fiscal 2015.

Total gross margin increased to 10.8% in the second quarter ended September 30, 2015 compared to 6.8% in the same quarter last year.  Gross profit margin in the plastic segment increased to 18.4% of net sales for the second quarter of fiscal 2016 compared to 14.4% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to lower labor cost as a percentage of sales due to a decrease in headcount, and lower factory overhead.  The Company reported a net loss of $2.4 million for the second quarter ended September 30, 2015 compared to a net loss of $1.7 million for the quarter ended September 30, 2014.  Deswell reported a basic and diluted loss per share of ($0.15) for the second quarter of fiscal 2016 (based on 16,056,000 weighted average shares outstanding), compared to a basic and diluted loss per share of ($0.11) (based on 16,056,000 weighted average shares outstanding), for the quarter ended September 30, 2014.

Net sales for the six months ended September 30, 2015 were $23.6 million, an increase of 23.7%, compared to sales of $19.1 million for the corresponding period in fiscal 2015.  Operating loss for the six months ended September 30, 2015 was $2.6 million, compared to an operating loss of $2.7 million for the first six months of fiscal 2015.  The Company reported a net loss of $3.5 million in the first half of fiscal 2016, compared to net loss of $1.7 million for the six months ended September 30, 2014.  Deswell reported basic and diluted net loss per share of ($0.22) for the first six months of fiscal 2016, (based on 16,056,000 weighted average shares outstanding), compared to basic and diluted loss per share of ($0.11) (based on 16,056,000 weighted average shares outstanding), for the prior corresponding period.

The Company's financial position remained strong, with $9.1 million in cash and cash equivalents at September 30, 2015 compared to $19.5 million at September 30, 2014.  Working capital totaled $42.6 million as of September 30, 2015, versus $49.0 million as of September 30, 2014.  Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2015.

Edward So, Chief Executive Officer of Deswell Industries, stated, “Our Company made good progress in the second quarter, achieving strong consolidated revenue growth and improving gross margin performance, while also delivering a 14% reduction in SG&A  expenses.  We’re very pleased to have seen continued and significant sales growth from our electronic division which we believe reflects our efforts to strengthen our design, manufacturing and sales efforts to meet the needs of our customers, both existing and new.  Our balance sheet remains strong, providing a solid foundation for the continued growth of our business.

Second Quarter Dividends
The Company also announces that its board of directors today declared a cash dividend of $0.035 per share for the fiscal second quarter ended September 30, 2015.  The dividends will be payable on December 10, 2015 to shareholders of record as of November 23, 2015.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2015 and March 31, 2015, the results of operations for the six months ended September 30, 2015 and September 30, 2014, and the cash flows for the six months ended September 30, 2015 and September 30, 2014.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 21, 2015 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

    Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2015

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities

Equity securities	$9,533	$270	$9,803

Available-for-sale securities

Corporate debt securities	$1,614	$62	$1,676

	September 30, 2015

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities

Equity securities	$12,775	$(1,749)	$11,026

Available-for-sale securities

Corporate debt securities	$1,614	$8	$1,622

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

The realized loss from the sale of marketable securities is $7 for the quarter ended September 30, 2015.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.
During the quarter ended September 30, 2015, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at September 30, 2015 was more than 10 years.

3.        Income from Available-For-Sale Securities

For the quarter ended September 30, 2015, the interest income derived from the available-for-sale securities of $32 and the unrealized loss on available-for-sale securities of $34 have been separately presented as non-operating loss and other comprehensive loss.

4.        Inventories

	September 30,	September 30,

	2015	2014

Inventories by major categories :

Raw materials	$4,497	$4,734

Work in progress	4,385	4,476

Finished goods	1,228	1,155

	$10,110	$10,365

5.        Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarter and six months ended September 30, 2015 and 2014 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended September 30, 2015 Compared to Quarter Ended September 30, 2014

Net Sales - The Company’s net sales for the quarter ended September 30, 2015 were $12,375,000, an increase of $2,182,000, or 21.4%, as compared to the corresponding period in fiscal 2015.  The increase in sales was mainly related to the decrease in sales of $301,000 in our plastic segment and an increase of $2,483,000 in our electronic and metallic segment.  These represent a decrease of 5.9% and an increase of 48.8% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $1,178,000 mainly for telephone, office equipment, medical and gaming products, offsetting an increase in orders from other existing customers of $899,000, mainly for printing, motor vehicle and tooling products.   The increase of net sales in the electronic segment was largely due to an increase in orders of $3,773,000 from existing customers for professional audio equipment and home entertainment products, offsetting a decrease of $1,304,000 in sales for professional audio equipment with other existing customers.

Gross Profit - The gross profit for the quarter ended September 30, 2015 was $1,337,000, representing a gross profit margin of 10.8%.  This compares with the overall gross profit and gross profit margin of $695,000 or 6.8% for the quarter ended September 30, 2014.

Gross profit in the plastic segment increased by $146,000 to $882,000 or 18.4% of net sales, for the quarter ended September 30, 2015, as compared to $736,000 or 14.4% of net sales, for the quarter ended September 30, 2014.  The increase in gross margin in the plastic segment was mainly attributed to the decreases in labor cost resulting from decrease in headcount and in factory overheads, as compared to the same quarter in the prior year.

Gross profit in the electronic segment increased by $496,000 to $455,000 or 6.0% of net sales, for the quarter ended September 30, 2015, as compared to gross loss of $41,000 for the quarter ended September 30, 2014.  The increase in gross margin in the electronic segment was mainly attributed to  decreases in labor cost and factory overhead, as a percentage of net sales, due to the almost 50% increase in sales revenues which absorbed part of the fixed labor cost, as compared to the same quarter in the prior year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended September 30, 2015 were $2,191,000, as compared to $2,545,000 for the corresponding period of last year.  As a percentage of sales,  SG&A expenses were 17.7% for the quarter ended September 30, 2015, as compared to 25.0% for the same quarter of last fiscal year.

SG&A expenses in the plastic segment decreased by $278,000 to $1,282,000, or 26.7% of net sales, for the quarter ended September 30, 2015, as compared to $1,560,000, or 30.5% of net sales for the corresponding period in fiscal 2015. The decrease in SG&A expenses was due to decreases of $44,000 in local government taxes and registration charges, $29,000 in office maintenance fees and  $139,000 in stock compensation cost, as compared with the year-ago quarter.

SG&A expenses in the electronic segment decreased by $76,000 to $909,000, or 12.0% of net sales for the quarter ended September 30, 2015, compared to $985,000, or 19.4% of net sales for the corresponding period in fiscal 2015.  The decrease in SG&A expenses for the quarter ended September 30, 2015 was mainly due to the decreases of $60,000 in stock compensation cost and  $34,000 in local government taxes and registration charges, offsetting the increase of $38,000 in staff cost and welfare, as compared with the corresponding quarter in the prior fiscal year.

Other expense - Other expense was $116,000 for the quarter ended September 30, 2015, as compared to other expense of $23,000 for the quarter ended September 30, 2014.

On a segment basis, other expense attributable to the plastic segment was $216,000 as compared to other expense of $13,000 for the same quarter last year.  The other expense for the plastic segment for the quarter ended September 30, 2015 was mainly due to increases of $251,000 in exchange loss, offsetting the increase of $78,000 in reversal of provision for doubtful debts, as compared to the corresponding year-ago quarter.

Other income attributable to the electronic segment was $100,000 for the quarter ended September 30, 2015, as compared to other expense of $10,000 for the year-ago quarter. The other income for the quarter ended September 30, 2015 was mainly due to increases of $43,000 in exchange gain and of $50,000 in other income, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $970,000 for the quarter ended September 30, 2015, as compared with operating loss of $1,873,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $616,000 in the quarter ended September 30, 2015 compared to an operating loss of $837,000 in the corresponding period of fiscal 2015.   The decrease in operating loss in the plastic division was mainly due to an increase in gross margin and a decrease in SG&A expenses as described above.

Operating loss in the electronic segment was $354,000 in the quarter ended September 30, 2015 compared to operating loss of $1,036,000 in the corresponding period of fiscal 2015.  The decrease in operating loss in the electronic segment was mainly due to increases in gross margin and other income, and decrease in SG&A expense as described above.

Non-operating expense – Non-operating expense was $1,352,000 for the quarter ended September 30, 2015 as compared to non-operating income of $231,000 for the year-ago quarter.  The non-operating expense is mainly due to an increase of $1,585,000 in unrealized loss on the revaluation of marketable securities, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended September 30, 2015 was comprised of an income tax expense of $27,000 and a deferred tax provision of $26,000, as compared to an income tax expense of $25,000 and a deferred tax provision of $35,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $13,000 and a deferred tax provision of $26,000 in the plastic segment for the quarter ended September 30, 2015, as compared to an income tax expense of $12,000 and a deferred tax provision of $35,000 in the year-ago quarter.  The income tax expense of the electronic segment for the quarter ended September 30, 2015 was $14,000, as compared to $13,000 in the corresponding quarter of fiscal 2015.

Net Loss – The Company had a net loss of $2,375,000 for the quarter ended September 30, 2015 as compared to a net loss of $1,702,000 for the quarter ended September 30, 2014.

Net loss for the plastic segment for the quarter ended September 30, 2015 totaled $1,830,000, as compared to a net loss of $672,000 for the corresponding quarter in fiscal 2015.  The increase in net loss was mainly the result of an increase in non-operating expense, offsetting an increase in gross margin as well as a decrease in SG&A expenses for the quarter as described above.

Net loss for the electronic segment for the quarter ended September 30, 2015 was $545,000, as compared to a net loss of $1,030,000 for the corresponding quarter in fiscal 2015.  The decrease in net loss in the electronic segment was primarily the result of increases in gross margin and other income, and decrease in SG&A expense , offsetting the increase in non-operating expense as described above.

Six Months Ended September 30, 2015 Compared to Six Months Ended September 30, 2014

Net Sales - The Company's net sales for the six months ended September 30, 2015 were $23,648,000, an increase of $4,531,000 or 23.7% as compared to $19,117,000 in the corresponding period in fiscal 2015. The increase was related to an increase of $4,797,000 in our electronic segment, partially offset by a decrease in sales revenues of $266,000 in our plastic segment as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was related to a decrease in orders from existing customers of $1,582,000 mainly for telephone, office equipment, medical and gaming products, offsetting an increase in orders from other existing customers of $1,343,000, mainly for printing, motor vehicle and tooling products.

The revenue decrease in the electronic segment was mainly due to an increase in orders of $3,700,000 from new customers and of $2,800,000 from existing customers for professional audio equipment and home entertainment products, offsetting a decrease of $1,600,000 in sales for professional audio equipment with other existing customers.

Gross Profit - Gross profit for the six months ended September 30, 2015 was $2,102,000, representing a gross profit margin of 8.9%. This compared with the overall gross profit and gross profit margin of $1,560,000 or 8.2% for the six months ended September 30, 2014.

Gross profit in the plastic segment decreased by $138,000 to $1,254,000 or 13.5% of net sales for the six months ended September 30, 2015, as compared to $1,392,000 or 14.5% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to an increase, as percentage of net sales, in raw materials cost resulting from a change in customer mix, when compared with the same period of last year.

Gross profit in the electronic segment increased by $680,000 to $848,000 or 5.9% of net sales for the six months ended September 30, 2015, as compared to $168,000 or 1.8% of net sales, for the same period of last fiscal year.  The increase in gross margin was mainly attributed to decreases in labor cost due to an increase in sales revenues which absorbed fixed labor cost, and in factory overheads, as a percentage of net sales, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2015 were $4,425,000 or 18.7% of total net sales, as compared to $4,498,000 or 23.5% of total net sales for the six months ended September 30, 2014.

SG&A expenses in the plastic segment decreased by $299,000 to $2,582,000 or 27.7% of net sales for the six months ended September 30, 2015, compared to $2,881,000 or 30.1% of net sales for the corresponding period in fiscal 2015. The decrease in SG&A expenses was due to decreases of $46,000 in local government taxes and registration charges, $27,000 in office maintenance fees,  $139,000 in stock compensation cost, as well as $40,000 in selling expense, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $226,000 to $1,843,000 or 12.9% of net sales for the six months ended September 30, 2015, compared to $1,617,000 or 17.0% of net sales for the corresponding period in fiscal 2015. The increase was primarily related to the increase of $336,000 in staff cost and welfare, which offset decreases in stock compensation cost of $60,000;  $15,000 in local government taxes and registration charges, and $15,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other expense - Other expense was $300,000 for the six months ended September 30, 2015, as compared to other operating income of $252,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended September 30, 2015 was $441,000, as compared to income of $187,000 for the same period in the prior fiscal year. The other expense was mainly due to increases of $269,000 in exchange loss, and of $293,000 in provision for doubtful receivables during the six months ended September 30, 2015, when compared with the same period of the prior fiscal year.

Other income attributable to the electronic segment for the six months ended September 30, 2015 was $141,000, as compared with other income of $65,000 for the corresponding period in the prior fiscal year. This increase in other income was mainly due to increases of $21,000 in exchange gain, of $11,000 in gain from disposal of fixed assets and  $30,000 in other income during the six months ended September 30, 2015, as compared to the same period of last fiscal year.

Operating Loss - Operating loss was $2,623,000 for the six months ended September 30, 2015, as compared to operating loss of $2,686,000 in the corresponding six months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $1,769,000 in the six months ended September 30, 2015, as compared to operating loss of $1,302,000 in the corresponding period in fiscal 2015.   The increase in operating loss in the plastic segment was mainly due to an increase in other expense as described above.

The electronic segment reported an operating loss of $854,000 in the six months ended September 30, 2015, compared to an operating loss of $1,384,000 in the corresponding period in fiscal 2015.  The decrease in operating loss was due to the increase in gross margin as well as the decrease in SG&A expense as a percentage of net sales as described above.

Non-operating expense – Non-operating expense for the six months ended September 30, 2015 was $728,000, as compared to non-operating income of $1,119,000 in the year-ago six months.  This was primarily due to increases of $2,366,000 in unrealized loss on the revaluation of marketable securities, which offset an increase of $526,000 in realized gain on the revaluation of marketable securities during the six months ended September 30, 2015, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2015 represented an income tax expense of $54,000 and a deferred tax provision of $67,000, as compared to an income tax expense of $52,000 and a deferred tax provision of $69,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax expense of $22,000 and a deferred tax provision of $67,000 in the plastic segment for the six months ended September 30, 2015, as compared to an income tax expense of $29,000 and a deferred tax provision of $69,000 during the year-ago six months.  The income tax of the electronic segment was comprised of an income tax expense of $32,000 for the six months ended September 30, 2015, as compared to an income tax expense of $23,000 in the corresponding six months of fiscal 2015.

Net Loss – The Company had a net loss of $3,472,000 for the six months ended September 30, 2015, as compared to net loss of $1,688,000 for the six months ended September 30, 2014.   The increased net loss for the first six-month period of fiscal 2016 was mainly attributed to the decrease in non-operating income as described above.

Net loss for the plastic segment for the six months ended September 30, 2015 totaled $2,524,000, as compared to net loss of $473,000 for the corresponding six months in fiscal 2015. Increase in net loss in the first six months of fiscal 2016 for the plastic segment was mainly the result of decreases in other income and non-operating income as described above.

Net loss for the electronic segment for the six months ended September 30, 2015 was $948,000, compared to net loss of $1,215,000 for the corresponding six months of fiscal 2015.  Improvement in the first six-month net loss of fiscal 2016 for the electronic segment was mainly attributable to the increases in gross margin and other income, as well as decreases in SG&A expense as a percentage of net sales as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of September 30, 2015, the Company had working capital of $42,636,000 as compared to $48,978,000 at September 30, 2014.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2015.

As of September 30, 2015, the Company had cash and cash equivalents of $9,124,000, as compared to $19,486,000 at September 30, 2014.  During the six months ended September 30, 2015, net cash used in operating activities was $1,993,000.  Net cash used in investing activities was $2,646,000, mainly accounted for by $9,512,000 in the purchase of marketable securities, a $261,000 increase in time deposits over three months and $181,000 in the purchase of fixed assets, offsetting proceeds of $6,798,000 from sale of marketable securities and $473,000 from the disposal of fixed assets during the six months ended September 30, 2015.   Net cash used in financing activities was comprised mainly of $562,000 in payment for dividends in the six months ended September 30, 2015.

As of September 30, 2015, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	September 30	March 31,
	2015	2015
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$9,124	$14,325
Fixed deposits maturing over three months	10,172	9,911
Marketable securities (note 2)	11,026	9,803
Available-for-sale securities (note 2)	1,622	1,676
Accounts receivable, net	12,183	9,577
Inventories (note 4)	10,110	10,828
Prepaid expenses and other current assets	2,048	2,120
Total current assets	56,285	58,240
Property, plant and equipment - net	35,213	36,598
Time deposits maturing over twelve months	1,564	1,601
Total assets	$93,062	$96,439
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$4,578	$3,348
Accrued payroll and employee benefits	4,125	4,228
Customer deposits	2,026	2,450
Other accrued liabilities	1,123	1,201
Income taxes payable	379	345
Deferred income tax liabilities	856	804
Dividend payable	562	-
Total current liabilities	13,649	12,376
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of June 30, 2015 and

March 31, 2015 - 16,056,239;	53,063	53,063

Additional paid-in capital	5,492	5,492

Accumulated other comprehensive income	5,324	5,378

Retained earnings	15,534	20,130
Total shareholders' equity	79,413	84,063
Total liabilities and shareholders' equity	$93,062	$96,439

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )
	Quarter ended		Six months ended
	September 30,		September 30,
	2015	2014	2015	2014

Net sales	$12,375	$10,193	$23,648	$19,117

Cost of sales	11,038	9,498	21,546	17,557
Gross profit	1,337	695	2,102	1,560
Selling, general and administrative expenses	2,191	2,545	4,425	4,498
Other income (expense), net	(116)	(23)	(300)	252
Operating loss	(970)	(1,873)	(2,623)	(2,686)
Non-operating expense, net	(1,352)	231	(728)	1,119
Loss before income taxes	(2,322)	(1,642)	(3,351)	(1,567)

Income taxes	53	60	121	121
Net loss attributable to Deswell Industries, Inc.	$(2,375)	$(1,702)	$(3,472)	$(1,688)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$(34)	$(16)	$(54)	$37
Comprehensive loss attributable to Deswell Industries, Inc.	$(2,409)	$(1,718)	$(3,526)	$(1,651)

Net loss per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net loss per share	$(0.15)	$(0.11)	$(0.22)	$(0.11)
Weighted average common shares outstanding

shares (in thousands)	16,056	16,056	16,056	16,056

Diluted:
Net loss per share	$(0.15)	$(0.11)	$(0.22)	$(0.11)
Weighted average number of shares
outstanding (in thousands)	16,056	16,056	16,056	16,056

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Six months ended	Six months ended
	September 30,	September 30,
	2015	2014
Cash flows from operating activities :
Net loss	$(3,472)	$(1,688)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,215	1,463
Reversal of provision for doubtful accounts	275	(63)
Allowances for obsolete inventories	(292)	60
Gain on disposal of property, plant and equipment	(122)	(152)
Unrealized holding (gain) loss on marketable securities	2,016	(349)
Realized (gain) loss on disposal of marketable securities	(525)	-
Stock-based compensation	-	199
Deferred tax	52	72
Changes in operating assets and liabilities :
Accounts receivable	(2,881)	(3,495)
Inventories	1,010	587
Prepaid expenses and other current assets	72	(215)
Accounts payable	1,230	735
Accrued payroll and employee benefits	(103)	(20)
Customer deposits	(424)	984
Other accrued liabilities	(78)	(9)
Income taxes payable	34	51
Net cash used in operating activities	(1,993)	(1,840)

Cash flows from investing activities
Purchase of property, plant and equipment	(181)	(404)
Proceeds from disposal of property, plant and equipment,	473	261
Purchase of marketable securities	(9,512)	-
Proceeds from disposal of marketable securities	6,798	-
Increase in fixed deposits maturing over three months	(261)	(203)
(Decrease) in fixed deposits maturing over twelve months	37	-
Net cash used in investing activities	(2,646)	(346)

Cash flows from financing activities
Dividends paid	(562)	(1,606)
Exercise of stock options	-	-
Purchase of Common stock	-	-
Net cash used in financing activities	(562)	(1,606)

Cash effect of exchange rate changes	-	-

Net derease in cash and cash equivalents	(5,201)	(3,792)
Cash and cash equivalents, at beginning of period	14,325	23,278
Cash and cash equivalents, at end of period	9,124	19,486

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	11	1

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So
Chief Executive Officer

Date: November 11, 2015